Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

XSTELOS HOLDINGS, INC.

Under Section 242 of the Delaware General Corporation Law

________________________________

It is hereby certified that:

1.	The name of the corporation is Xstelos Holdings, Inc. (the “Corporation”).

2.	The Certificate of Incorporation of the Corporation is hereby amended by deleting the first five paragraphs of Article FOURTH thereof and replacing them with the following:

“4.1:  The total number of shares of stock which the Corporation shall have authority to issue is 31,000,000 shares, consisting of 30,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 1,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).

Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), the Corporation shall implement a forward stock split of its Common Stock (the “Forward Stock Split”), whereby each one (1) share of Common Stock, either issued and outstanding or held by the Corporation as treasury stock (and including each fractional share in excess of one (1) share held by any stockholder and each fractional interest in excess of one (1) share held by the Corporation), immediately prior to the Effective Time (“Old Common Stock”), shall be and hereby is automatically reclassified and changed into two thousand (2,000) shares of Common Stock (or, with respect to such fractional shares, such lesser number of shares and fractional shares as may be applicable based on such 2,000-1 ratio) (“New Common Stock”).  The authorized number of shares, and par value per share, of Common Stock shall not be affected by the Forward Stock Split.

Each stock certificate that immediately prior to the Effective Time represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, subject to the elimination of fractional interests as described above; provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive upon surrender of such certificate a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified.

Except as may be provided in this Certificate of Incorporation or in a designation with respect to Preferred Stock, the holders of shares of New Common Stock shall have the exclusive right to vote on all matters on which a holder of Common Stock shall be entitled to vote at all meetings of the stockholders of the Corporation and shall be entitled to one vote for each share of New Common Stock entitled to vote at such meeting.”

3.	The foregoing amendment shall be effective as of 6:01 p.m. Eastern Time on December 23, 2013.

4.
The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and by the affirmative vote of the holders of a majority of the capital stock of the Corporation at a meeting duly noticed and conducted in accordance with the Bylaws of the Corporation.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be executed on this 23rd day of December, 2013.

XSTELOS HOLDINGS, INC.

By:	/s/ Jonathan M. Couchman
Name:	Jonathan M. Couchman
Title:	President, Chief Executive Officer and Chief Financial Officer